Greencity Acquisition Corporation

Century Link Plaza, No.1196
Suite 807, Tower 2
Century Avenue
Pudong District
Shanghai, China

Division of Corporation Finance

Office of Electronics andMachinery
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Tim Buchmiller

April 15, 2019

Re:	Greencity Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted March 11, 2019

CIK No. 0001768910

Dear Mr. Buchmiller:

On behalf of Greencity Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 5, 2019, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on March 11, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted March 11, 2019

Initial Business Combination, page 4

1.	Your disclosure in this section indicates that if you are unable to consummate your initial business combination within the applicable time period, you will redeem the public shares not more than 5 business days thereafter. However, elsewhere in your filing you make reference to redemption within 10 business days if you are unable to complete your business combination within the applicable time period. Please revise for consistency or advise.

In response to the Staff’s comment, we have revised the disclosure on pages 4 and 32.

Corporate Information, page 5

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications, if any, under separate cover. We confirm that potential investors will not retain copies of any such communications.

Management, page 112

3.	Please revise the disclosure regarding Mr. Liu's business experience to address Cynthia Management and Greenland Asset Management. Also, we note the disclosure regarding director nominees. Please file the consents required by Rule 438 of Regulation C.

In response to the Staff’s comment, we have revised the disclosure on page 112. As indicated in the exhibit index, we will file such consents as exhibits to a subsequent filing of the registration statement.

Officer and Director Compensation, page 113

4.	We note your disclosure that none of your officers or directors have received any cash compensation. Revise to clarify if you have paid any other forms of compensation to officers or directors and provide the disclosures required by Regulation S-K Item 402 with respect to such compensation, if any.

In response to the Staff’s comment, we have revised the disclosure on page 113.

Conflicts of Interest, page 116

5.	Refer to your disclosure on pages 46 and 118. Revise to clarify how you concluded that your affiliates involvement with the entities listed in the table on page 118 will not materially affect your ability to complete a business combination. We note, in this regard, that it appears Greenland Acquisition's investment criteria, as disclosed in its initial public offering document, is substantially similar to your investment criteria, as disclosed on pages 86-87.

In response to the Staff’s comment, we have revised the disclosure on pages 46 and 118.

Principal Shareholders, page 120

6.	Please clarify the reference on page 121 to your directors, given your disclosure on page 112 regarding director nominees. Also clarify the reference on page 121 to Tiger Zhang.

In response to the Staff’s comment, we have revised the disclosure on page 121. For the Staff’s information, Tiger Zhang is an individual involved in the formation of the Company and falls within the definition of “promoter” under SEC rules.

Rights, page 130

7.	You disclose that if you enter a definitive agreement for a business combination in which you will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis, and each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the business combination. Please provide us your analysis as to how the issuance of underlying common stock will comply with Section 5 of the Securities Act to the extent that you are not the surviving entity upon consummation of the initial business combination.

We believe that the Issuance of ordinary shares underlying the rights will comply with Section 5 of the Securities Act, based upon the following analysis:

Should the Company be the surviving entity upon consummation of its initial business combination, the shares underlying the rights will be issued either (i) pursuant to a post-effective amendment to the current Registration Statement, with such amendment to be filed and declared effective prior to the consummation of the Company’s initial business combination, or (ii) in reliance on an exemption from registration under the Securities Act of 1933, as amended, such as a Section 3(a)(9) exemption, assuming the requirements of Section 3(a)(9) are satisfied in that (i) the issuer of the rights will be the same as the issuer of the shares underlying the rights; (ii) no additional consideration from the security holder will be needed for issuance of the shares underlying the rights; (iii) the exchange will be made exclusively with existing security holders; and (iv) no commission or compensation will be paid for soliciting the exchange. The determination of the availability of the 3(a)(9) exemption will be made based on the specific facts, circumstances and structure relating to the initial business combination.

In addition, even if the Section 3(a)(9) exemption is not available, the Company believes that the issuance of the shares underlying the rights would not require registration under the Securities Act since such issuance should not constitute a “sale” or “offer to sell” as defined in Section 2(a)(3). Under Section 2(a)(3), a “sale” includes every contract or disposition of a security or interest in a security, for value, and an “offer to sell” includes every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value. The Company believes that (i) the issuance of shares upon conversion of the rights is automatic in nature, (ii) no additional consideration/value will be required to be paid by a holder of rights in order to receive his, her or its additional ordinary shares upon consummation of an initial business combination, (iii) the consideration/value related thereto has been included in the unit purchase price which would be effectively paid for by investors at the time of the IPO, and (iv) the investment decision has been made at time of IPO and there is no separate investment decision involved relating to the subsequent issuance of the underlying shares.

Should the Company not be the surviving entity upon consummation of its initial business combination, the shares underlying the rights will be issued pursuant to a registration statement on Form S-4 as such shares will be issued in a merger transaction specified in paragraph (a) of Rule 145. The Company also believes that the issuance under such circumstance would not require registration under the Securities Act since such issuance should not constitute a “sale” or “offer to sell” as defined in Section 2(a)(3) based on the discussion above.

8.	Please revise the first paragraph to clarify, if true, that the statements therein relate only to business combinations in which you are the surviving entity.

In response to the Staff’s comment, we have revised the disclosure on page 130.

Item 17. Undertakings, page II-2

9.	We note you have checked the Rule 415 box on the cover page. If you will be conducting the offering of any of your securities in accordance with Rule 415, please include all Rule 415 undertakings as required by Regulation S-K 512(a).

In response to the Staff’s comment, we have revised the undertakings.

*               *               *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, at aedelman@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/ Yanming Liu
Yanming Liu